United States securities and exchange commission logo





                       April 16, 2021

       Wasef Jabsheh
       Chief Executive Officer
       International General Insurance Holdings Ltd.
       74 Abdel Hamid Sharaf Street
       P.O. Box 941428
       Amman 11194, Jordan

                                                        Re: International
General Insurance Holdings Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed April 2, 2021
                                                            File No. 333-254986

       Dear Mr. Jabsheh:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-
       3859 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Finance